希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : phoebe.lau@hysan.com.hk

Our Ref : SEC/PLU/USSEC/L149-08cc/sal
Your Ref :

26 May 2008

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Announcement of Continuing Connected Transactions – Renewal of Lease

We, a company incorporated in Hong Kong, furnish a copy of the subject announcement dated 23 May 2008 published on the website of the Company at www.hysan.com.hk and the designated issuer website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Phoebe Lau
Assistant Company Secretary

Enc.

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code：00014)

Continuing Connected Transactions
Renewal of Lease

On 23 May 2008, Barrowgate entered into the New Lease with Pearl Investments in respect of the renewal of a lease of an office unit in Lee Gardens Two. Barrowgate entered into the Licence Agreement with Pearl Investments on 18 May 2007 (with revision of terms of licence specified in a supplemental letter dated 5 June 2007) in respect of the use of a carparking space of Lee Gardens Two.

Pearl Investments is a connected person of the Company under the Listing Rules by virtue of its being an associate of Mr. Lee, a Non-executive Director of Hysan. Accordingly, the Leases (in aggregate) constitute continuing connected transactions for the Company under Rule 14A.14 of the Listing Rules. As each of the percentage ratios (other than the profit ratio) in respect of the Leases on annual aggregated basis is less than 2.5%, the transactions are only subject to the announcement, reporting and annual review requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

The particulars of the Leases are set out below:-

	New Lease	Licence Agreement
Date	: 23 May 2008	18 May 2007 (and a supplemental letter dated 5 June 2007)
Parties	: Barrowgate as landlord Pearl Investments as tenant	Barrowgate as owner Pearl Investments as licensee
Premises	: Room 1401C, 14/F., Caroline Centre, Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong	Carparking Space No. 132, Caroline Centre, Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong
Terms	: 3 years commencing from 15 May 2008	3 years commencing from 1 June 2007
Expiry Date	: 14 May 2011	31 May 2010
Rent / Licence Fee	: HK$145,908 per month (exclusive of operating charges and Government rates) payable monthly in advance	HK$5,400 per month (exclusive of operating charges and other outgoings, if any) payable monthly in advance
Operating Charges	: HK$18,760 per month (subject to revision by Barrowgate from time to time)	Not Applicable

The annual aggregated consideration and Annual Cap in respect of the previous lease and the Leases are as follows:-

Annual Aggregated Consideration	:	2008: HK$1,631,731 *(Note)* 2009: HK$2,040,816 2010: HK$2,003,016 (on pro-rata basis for the Licence Agreement) 2011: HK$733,038 (on pro-rata basis for the New Lease)
Annual Cap	:	2008: HK$1,724,153 *(Note)* 2009: HK$2,200,000 2010: HK$2,200,000 (on pro-rata basis for the Licence Agreement) 2011: HK$800,000 (on pro-rata basis for the New Lease)

Note:
The annual aggregated consideration and annual cap for the whole of 2008 include the sum of rent and operating charges (i) received under the previous lease for the period from 1 January 2008 to 14 May 2008 (i.e. HK$324,153); and (ii) receivable under the Leases (with cap set at HK$1,400,000) for the period from 15 May 2008 to 31 December 2008.

The annual aggregated consideration includes the rent, licence fee and operating charges but exclusive of Government rates, to be paid in cash in advance on a monthly basis. Where any of the unexpired terms of the Leases are less than one year, the annual aggregated consideration will be calculated on a pro-rata basis. For the purpose of providing a more flexible basis for setting Annual Caps for the transactions in compliance of the disclosure requirements of the Listing Rules, the Directors have taken into account of the historic increment rates and possible changes in maintenance and management costs estimating any possible further adjustments of the operating charges and have determined accordingly the Annual Cap of the Leases for each of the financial years ending 31 December 2008, 2009, 2010 and 2011 as set out above.

The maximum monthly basic rent specified in the Leases was determined on an arm's length basis based on prevailing market rates and the operating charges were determined in accordance with on-going Hysan rates generally applicable to its portfolio.

REASONS FOR THE TRANSACTIONS

The New Lease is a renewal of previous lease. Both the previous lease and the Licence Agreement were continuing connected transactions exempt from the reporting, announcement and independent shareholders' approval requirements under Rule 14A.33 of the Listing Rules. The Leases were entered into by Hysan Group in the ordinary course of its business of leasing and in line with Hysan Group's corporate strategy of maximising its properties' cashflow and value.

The details of the previous lease are as follows:-

Date	:	20 May 2005
Parties	:	Barrowgate as landlord Pearl Investments as tenant
Premises	:	Room 1401C, 14/F., Caroline Centre, Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong
Terms	:	3 years commencing from 15 May 2005
Expiry Date	:	14 May 2008
Annual Consideration	:	2008: HK$324,153 (on pro-rata basis)

The Directors (including Independent non-executive Directors) are of the view that the Leases and the terms therein are on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that these were entered in the ordinary and usual course of business of Hysan Group after due negotiations and on arm's length basis with reference to

the prevailing market conditions. The Directors (including Independent non-executive Directors) also believe that the Annual Caps of the Leases are fair and reasonable.

REGULATORY ASPECTS

Pearl Investments is a connected person of the Company under the Listing Rules by virtue of its being an associate of Mr. Lee, a Non-executive Director of Hysan. Accordingly, the Leases (in aggregate) constitute continuing connected transactions for the Company under Rule 14A.14 of the Listing Rules.

Given that each of the percentage ratios (other than the profit ratio) in respect of the Leases on annual aggregated basis is less than 2.5%, the transactions fall under Rule 14A.34 of the Listing Rules and are only subject to the announcement, reporting and annual review requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

Particulars of the Leases will be disclosed in future annual reports and accounts of Hysan in accordance with Rule 14A.46 of the Listing Rules.

GENERAL

The Hysan Group's principal businesses are property investment, management and development and has a sizeable property portfolio in Hong Kong with one of its core business in property leasing.

Barrowgate's principal business is property investment.

Pearl Investments' principal business is investment.

DEFINITIONS

Unless the context otherwise requires, capitalised terms used in this announcement shall have the following meanings:

"Annual Cap(s)"	Maximum aggregate annual value(s) to be received under the Leases;
"associate"	shall have the same meaning ascribed to such term in the Listing Rules;
"Barrowgate"	Barrowgate Limited, a company incorporated in Hong Kong with limited liability and owned as to 65.36% by a wholly-owned subsidiary of Hysan;
"connected person"	shall have the same meaning ascribed to such term in the Listing Rules;
"Director(s)"	the director(s) of the Company;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hysan" or "Company"	Hysan Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"Hysan Group"	Hysan and its subsidiaries;

"New Lease"	a lease dated 23 May 2008 entered into between Barrowgate and Pearl Investments in respect of the renewal of a lease of an office unit in Lee Gardens Two;
"Leases"	the New Lease and the Licence Agreement;
"Licence Agreement"	a licence agreement dated 18 May 2007 entered into between Barrowgate and Pearl Investments in respect of the use of Carparking Space No. 132 of Lee Gardens Two;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Mr. Lee"	Mr. Chien Lee, a Non-executive Director of Hysan;
"Pearl Investments"	Pearl Investments (HK) Limited, a company incorporated in Hong Kong with limited liability and an associate of Mr. Lee; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

On behalf of the Board
Wendy Wen Yee Yung
Executive Director and Company Secretary

Hong Kong, 23 May 2008

As at the date of this announcement, the board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh and; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Ricky Tin For Tsang and Wendy Wen Yee Yung.

The announcement is published on the website of the Company (www.hysan.com.hk) and the designated issuer website of the Stock Exchange (www.hkexnews.hk).